SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of September 2005
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Attached to the Registrant’s Form 6-K for the month of September 2005, and incorporated by reference herein, are the following press releases made by the Registrant:
1.	Press Release dated September 27, 2005

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
	By:	/s/ Brent Flichel
		Name:	Brent Flichel
Dated: September 27, 2005		Title:	Vice President Finance and CFO

F  O  R   .   I  M  M  E   D  I  A  T  E   .   R  E   L  E  A  S  E
German Armed Forces Select Spectrum Signal Processing SDR-3002
IMRDP For Software Defined Radio Prototyping and Development
Burnaby, B.C., Canada — September 27, 2005 — Spectrum Signal Processing Inc., today announced that it will supply two flexComm™ SDR-3002 IMRDP (International Military Communications Rapid Prototyping and Development Platform) platforms to WTD 81, an agency of the German Federal Office of Defense Technology and Procurement (BWB). BWB is the largest technical authority in Germany and the centralized procurement organization for the German Armed Forces (Bundeswehr). This purchase will enhance the software defined radio capabilities within the Bundeswehr and equip WTD 81 with a high performance hardware platform integrated with the necessary software and waveform development tools to support the Software Communications Architecture (SCA).
“The Bundeswehr selected Spectrum for its ability to deliver a turnkey platform, complete with on-site installation and integration, in-depth training and comprehensive support packages,” said Josef Karg, Communications Section Leader, WTD 81.
“The Bundeswehr’s selection of the SDR-3002 IMRDP is further testimony to Spectrum’s SCA and software defined radio technologies and capabilities. I’m confident that the German Bundeswehr, as our first international SDR-3002 IMRDP customer, will serve as an excellent reference for further international sales of this product,” said Dan Simard, Managing Director of Spectrum Signal Processing (UK) Limited.
The SDR-3002 IMRDP is a commercial-off-the-shelf solution specifically targeting military communications programs. The platform provides a turnkey black-side “RF to Ethernet” processing system and includes sample application software supporting frequency agile operation, making the SDR-3002 IMRDP ideal for rapid prototyping and for both wide and narrowband waveform development. For more information on the SDR-3002 IMRDP, please visit http://www.spectrumsignal.com/products
ABOUT THE GERMAN FEDERAL OFFICE OF DEFENSE TECHNOLOGY AND PROCUREMENT
The Federal Office of Defense Technology and Procurement (BWB), which is part of the civilian Federal Defense Administration, is responsible for the implementation of all armament projects with the exception of those in the area of information management and information technology. For the latter, the Federal Office of the Bundeswehr for Information Management and Information Technology (Bundeswehr IT Office) was set up in April 2002. BWB is the largest technical authority in Germany. Apart from its main location in Koblenz on the Rhine, BWB has other affiliated agencies all over Germany. For more information, please visit www.bwb.org.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.

FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

™ flexComm is a trademark of Spectrum Signal Processing Inc.
SPECTRUM CONTACTS

Mark Briggs	Pascal Spothelfer
Technical and Trade Media	Business Media and Investor Relations
Tel: 604.676.6743	Tel: 604.421.5422
Email: mark_briggs@spectrumsignal.com	E-mail: pascal_spothelfer@spectrumsignal.com

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